LPBP Inc.
Financial Statements
April 30, 2005
(Unaudited)

Notice to Reader:

The accompanying unaudited interim financial statements of LPBP Inc, for the period ended April 30, 2005 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company's independent auditors.

Dated the 29th of June, 2005.

"John Anderson"

John Anderson
President and CEO

STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

As at April 30 with comparative at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		2005		2004
ASSETS				
Current				
Cash	**$**	**3,330**	$	179
Current portion of future tax assets		**18,375**		14,000
		21,705		14,179
Investment in Hemosol LP *[note 1]*		**5,322**		5,322
Investment in MDS Laboratory Services LP *[note 1]*		**55,991**		55,891
Future tax assets		**85,088**		98,639
Total assets	**$**	**168,106**	$	174,031
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	**$**	**97**	$	120
Income taxes payable		**332**		232
Note payable *[note 5]*		**-**		306
Current portion of unrealized tax loss benefit		**16,403**		12,498
Due to MDS Laboratory Services LP *[note 1 and 5]*		**-**		16,434
		16,832		29,590
Unrealized tax loss benefit		**75,957**		88,053
		92,789		117,643
Shareholders' equity				
Common Shares – Class A		**2,319**		2,319
Common Shares – Class B		**34,677**		34,677
Retained Earnings		**38,321**		19,392
		75,317		56,388
Total liabilities and shareholders' equity	**$**	**168,106**	$	174,031

See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK
Chairman of the Board and Director

MITCHELL J. KOSTUCH
Director

STATEMENTS OF INCOME
[UNAUDITED]

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	Three months to April 30		Six months to April 30	
	2005	**2004**	**2005**	**2004**
Equity in earnings of investee *[note 3]*	**$ 13,345**	$ 13,046	**$ 26,100**	$ 25,299
General and administration	**(271)**	-	**(482)**	-
Income before income taxes and interest expense	**13,074**	13,046	**25,618**	25,299
Interest expense	**(27)**	-	**(264)**	-
Income before income taxes	**13,047**	13,046	**25,354**	25,299
Income taxes	**(480)**	(4,732)	**(1,025)**	(9,176)
Net income	**$ 12,567**	$ 8,314	**$ 24,329**	$ 16,123
Earnings per share basic and diluted ***[note 4]***				

STATEMENTS OF RETAINED EARNINGS
[UNAUDITED]

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)		Three months to April 30		Six months to April 30	
		2005	**2004**	**2005**	**2004**
Retained earnings, beginning of period		**$ 31,154**	$ -	**$ 19,392**	$ -
Net Income		**12,567**	8,314	**24,329**	16,123
Earnings distributions	- Prior to May 1, 2004	**-**	(8,314)	**-**	(16,123)
	- Subsequent to May 1, 2004	**(5,400)**	-	**(5,400)**	-
Retained earnings, end of period		**$ 38,321**	$ -	**$ 38,321**	$ -

STATEMENTS OF CASH FLOWS
[UNAUDITED]

[Thousands of Canadian dollars]	Three months to April 30		Six months to April 30	
	2005	2004	**2005**	2004
Operating activities				
Net income	**$ 12,567**	$ 8,314	**$ 24,329**	$ 16,123
Items not affecting current cash flow:				-
Tax loss benefit realized	**(4,086)**	-	**(8,191)**	-
Future income tax expense	**4,577**	-	**9,176**	-
Notional tax provision *[note 1]*	**-**	4,732	**-**	9,176
Interest accrued on loans from affiliated parties	**27**	-	**264**	-
Equity earnings	**(13,345)**	(13,046)	**(26,100)**	(25,299)
Distribution from Labs LP	**26,000**	-	**26,000**	-
	25,740	-	**25,478**	-
Changes in non-cash working capital balances relating to operations:				
Current liabilities	**6**	-	**77**	-
	25,746	-	**25,555**	-
Financing and Investing activities				
Increase in note payable	**-**	-	**50**	-
Repayment of note payable	**(364)**	-	**(364)**	-
Repayment of loan from Labs LP	**(16,690)**	-	**(16,690)**	-
Payment of cash dividends	**(5,400)**	-	**(5,400)**	-
	(22,454)	-	**(22,404)**	-
Increase in cash position during the period	**3,292**	-	**3,151**	-
Cash position, beginning of period	**38**	-	**179**	-
Cash position, end of period	**$ 3,330**	$ -	**$ 3,330**	$ -

[All tabular amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

- Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.
- LPBP transferred the Blood Products Business to Hemosol LP for a 100% limited partnership interest
- LPBP then distributed a 93% interest in Hemosol LP along with $16 million cash to Hemosol Corp. to redeem the Class C shares and retained a 7% interest in Hemosol LP.
- MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% interest in the limited partnership.
- MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A shares and 11,134,648,627 Class B Non-Voting shares.
- Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
- The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

[All tabular amounts in thousands of Canadian dollars, except where noted]

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the above, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $103 million.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the

[All tabular amounts in thousands of Canadian dollars, except where noted]

Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004. Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings.

The tax carryovers were recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million was recorded in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies

These financial statements of LPBP have been prepared on a basis consistent with the Company's audited financial statements for the year ended October 31, 2004. These financial statements should be read in conjunction with the accounting policies and other disclosures in those audited financial statements. These interim financial statements do not include all of the disclosures in the audited financial statements.

3. Equity Earnings

The equity earnings reported by LPBP for the three month and six month periods ended April 30, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP during the respective periods and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

[All tabular amounts in thousands of Canadian dollars, except where noted]

As described in Note 1, Labs LP was restricted from making distributions to the Company prior to November 1, 2004. During the first six months of the year, Labs LP has made distributions to the Company aggregating $26 million (including the $17 million referred to in Note1). The Company used the funds from these distributions, in part, to repay the$16 million it owed to Labs LP plus accrued interest and to repay the note payable of $350,000 plus accrued interest owed to MDS. The balance of the funds from the distributions was used to fund the payment of dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year.

The Company expects to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes. Shortly after the fiscal year end, the Company intends to declare and pay a dividend on the Class A common shares on the basis described above.

Since November 1, 2004, the Company has paid dividends totaling $11,180,000 on Class B shares, including $5,780,000 paid subsequent to April 30, 2005. The amount of future dividends are dependent on the income of Labs LP and cannot be estimated at this time.

4. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 is assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month and six month periods ended April 30, 2005 and 2004 is less than one half of one cent.

[All tabular amounts in thousands of Canadian dollars, except where noted]

5. Subsequent Events

Following the policy described in note 3, subsequent to April 30, 2005, the Company has received distributions of $3,000,000 and have paid out dividends to the Class B Non-Voting shares of $5,780,000.